

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

Via E-mail
Jason Bauer
President and Chief Executive Officer
57th Street General Acquisition Corp.
110 West 40th Street, Suite 2100
New York, New York 10018

> **Re:** **57th Street General Acquisition Corp.**
> **Registration Statement on Form S-3**
> **Filed July 8, 2011**
> **File No. 333-175408**

Dear Mr. Bauer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It does not appear that you meet the requirements of General Instruction I.A.3(b) of Form S-3 because your Current Report on Form 8-K reporting events occurring on May 4, 2011 pursuant to Item 5.03 of Form 8-K was not filed in a timely manner. Please advise.

2. We note that you are registering 5,456,300 shares of common stock underlying the warrants included in your units. We also note that such shares were also registered on a registration statement on Form S-1 (File No. 333-163134) in connection with your initial public offering. Please provide us with your analysis for why you are registering such shares on this registration statement. To the extent you intend to register the resale of the common stock underlying warrants, please include in your analysis whether any of such warrants are held by your affiliates.

Selling Stockholder, page 24

3. Please tell us how you determined that you had 14,862,185 shares of common stock as of July 6, 2011 on a fully diluted basis. Please provide to us a calculation based on your disclosure on page 2 that you had 5,505,885 shares of common stock outstanding before the offering contemplated by the registration statement.

4. It does not appear that you are eligible to rely on Securities Act Rule 430B to exclude information with respect to selling stockholders. To the extent that this registration statement will register the resale of the 5,456,300 shares of common stock underlying the warrants, please revise this section to provide the disclosure required by Item 507 of Regulation S-K with respect to the selling stockholders for such shares. For guidance, please consider Question 220.03 in our Securities Act Rules Compliance and Disclosure Interpretations.

Incorporation of Certain Documents by Reference, page 43

5. We note that you have incorporated by reference to a Current Report on Form 8-K dated January 1, 2011. However, you did not file any Form 8-Ks on January 1, 2011. We note that you filed an 8-K on January 10, 2011, which is not incorporated into the prospectus by reference. Please revise.

6. Please revise the filing date of the Form 8-A to state June 29, 2011 instead of June 28, 2011.

Item 17. Undertakings, page II-3

7. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

8. Please revise to clarify that the reference and limitation to the Delaware General Corporation Law includes all applicable Delaware statutory provisions and reported judicial decisions interpreting such laws.

9. Please remove the statement that you "do not admit that [you] are 'experts' within the meaning of Section 11 of the Securities Act," as such statement is inappropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Legal Branch Chief

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP